EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
El Paso Electric Company:
We consent to the incorporation by reference in this registration statement on Form S-8 of El Paso Electric Company of our report dated February 26, 2014, with respect to the balance sheets of El Paso Electric Company as of December 31, 2013 and 2012, and the related statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10‑K of El Paso Electric Company.

/s/ KPMG LLP

Kansas City, Missouri
June 6, 2014